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                                                  January 14, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                       Registration Statement on Form S-4
            of Phibro Animal Health Corporation and its Subsidiaries
          and Philipp Brothers Netherlands III B.V. and its Subsidiary
          ------------------------------------------------------------

Ladies and Gentlemen:

     Phibro Animal Health Corporation, a New York corporation ("PAHC"), and Philipp Brothers Netherlands III B.V., a company organized under the laws of The Netherlands ("PB III" and, together with PAHC, the "Company"), and certain of PAHC's domestic subsidiaries (comprising C P Chemicals, Inc., a New Jersey corporation, Phibro Chemicals, Inc., a New York corporation, Phibrochem, Inc., a New Jersey corporation, Phibro-Tech, Inc., a Delaware corporation, Prince Agriproducts, Inc., a Delaware corporation, Phibro Animal Health Holdings, Inc., a Delaware corporation, Phibro Animal Health U.S., Inc., a Delaware corporation, and Western Magnesium Corp., a California corporation) and PB III's subsidiary, Phibro Animal Health SA, a company organized under the laws of Belgium, are herewith filing through the EDGAR system a Registration Statement on Form S-4, together with exhibits, in connection with the Company's offer to exchange (the "Exchange Offer") 127,491 Units consisting of $103,207,000 aggregate principal amount of 13% Senior Secured Notes due 2007 of PAHC and $24,284,000 aggregate principal amount of 13% Senior Secured Notes due 2007 of PB III, which Units are being registered under the Securities Act of 1933, as amended, pursuant to such Registration Statement, for 127,491 unregistered Units consisting of $103,207,000 aggregate principal amount of 13% Senior Secured Notes due 2007 of PAHC and $24,284,000 aggregate principal amount of 13% Senior Secured Notes due 2007 of PB III issued October 21, 2003 and December 21, 2004 under the same Indenture.

                  The registration fee (the "Fee") for the Units is $15,006. The Company previously wired $13,303.50, of such Fee to SEC's lock-box facility at Mellon Bank, Pittsburgh, Pennsylvania, in connection with its Form S-4, SEC File No. 333-112942, filed on February 18, 2004, which was withdrawn before being declared effective. No securities were issued pursuant to such registration statement. The remaining $1,703 of the Fee is being wired by the Company concurrently herewith, to the SEC's lock-box facility.
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Securities and Exchange Commission
January 14, 2005
Page 2


     We hereby request that, to the extent possible, the Staff review the Registration Statement on a priority basis or otherwise expedite the review process.

     Please contact me (212-907-7370) or Richard Kaplan of this firm (212-907-7376) with any questions or comments relating to the Registration Statement or the Exchange Offer.


                                    Very truly yours,


                                    /s/ Lawrence M. Bell
                                    ---------------------


cc:   Phibro Animal Health Corporation
      Philipp Brothers Netherlands III B.V.
      Richard Kaplan, Esq.